MDU RESOURCES GROUP, INC.
1200 West Century Avenue
Mailing Address:
P.O. Box 5650
Bismarck, ND  58506-5650
(701) 222-7900

September 2, 2011

Via EDGAR Transmission

Anne Parker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	MDU Resources Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 23, 2011
File No. 1-3480

Dear Ms. Parker:

We have received your letter dated August 31, 2011, and have reviewed the comments and begun the preparation of our response.  As discussed with Suying Li on the telephone yesterday, we will be providing our response no later than September 30, 2011.

Please do not hesitate to contact me if you have any questions or concerns.

Sincerely,

/s/ Nicole A. Kivisto

Nicole A. Kivisto
Vice President, Controller and
Chief Accounting Officer

c:  Ethan Horowitz
     Suying Li
     Doran Schwartz
     Walter Godlewski